LIGHTSPEED ANNOUNCES CLOSING OF US$716.1 MILLION PUBLIC OFFERING
Montreal, QC (August 11, 2021) – Lightspeed Commerce Inc. (“Lightspeed” or the “Company”) (NYSE and TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced the closing of its previously-announced public offering of subordinate voting shares in the United States and Canada (the “Offering”). A total of 7,700,000 subordinate voting shares of Lightspeed were issued from treasury and sold at a price to the public of US$93.00 per share, for gross proceeds to the Company of US$716.1 million before underwriting commission and offering costs.
The Company has granted the underwriters an over-allotment option, exercisable for a period of 30 days from the date hereof, to purchase up to 1,155,000 additional subordinate voting shares of the Company, representing in the aggregate 15% of the total number of subordinate voting shares of the Company sold pursuant to the Offering.
The Company currently expects that the net proceeds of the offering will be used primarily to strengthen the Company’s financial position and allow it to pursue its growth strategies.
The offering was conducted through a syndicate of underwriters led by Morgan Stanley and Barclays, as joint lead book-running managers, and BMO Capital Markets and RBC Capital Markets, as book-running managers.
No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the subordinate voting shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.
About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.
Forward-Looking Statements

This press release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including in respect of the intended use of proceeds of the offering.

Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of the Company’s management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in the offering documents relating to the offering. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed’s subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that the Company considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.
Contacts
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
Brandon Nussey
Chief Financial and Operations Officer
Brandon.Nussey@lightspeedhq.com                Source: Lightspeed Commerce Inc.